CUSIP No. 81724W 10 4	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

SenoRx, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

81724W 10 4

(CUSIP Number)

April 3, 2007

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 81724W 10 4	Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners IV, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,344,783 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,344,783 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,344,783 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	7.8%
12)	Type of Reporting Person	PN

CUSIP No. 81724W 10 4	Page 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP IV Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	24,665 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	24,665 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	24,665 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.1%
12)	Type of Reporting Person	PN

CUSIP No. 81724W 10 4	Page 4 of 8 Pages

Schedule 13G

Item 1(a)	–	Name of Issuer: SenoRx, Inc.

Item 1(b)	–	Address of Issuer’s Principal Executive Offices:

11 Columbia, Suite A
Aliso Viejo, CA 92656

Item 2(a)	–	Name of Person Filing:

This statement is being filed by Domain Partners IV, L.P., a Delaware limited partnership (“Domain IV”), and DP IV Associates, L.P., a Delaware limited partnership (“DP IV A”) (together, the “Reporting Persons”).

Item 2(b)	–	Address of Principal Business Office:

One Palmer Square

Princeton, NJ 08542

Item 2(c)	–	Place of Organization:

Domain IV: Delaware

DP IV A: Delaware

Item 2(d)	–	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e)	–	CUSIP Number: 81724W 10 4

Item 3	–	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

Domain IV: 1,344,783 shares of Common Stock
DP IV A: 24,665

(b) Percent of Class:

Domain IV: 7.8%

CUSIP No. 81724W 10 4	Page 5 of 8 Pages

DP IV A: 0.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Domain IV: 1,344,783 shares of Common Stock
DP IV A: 24,665 shares of Common Stock

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:

Domain IV: 1,344,783 shares of Common Stock
DP IV A: 24,665 shares of Common Stock

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	–	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	–	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 –	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

Not applicable.

Item 8 –	Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9 –	Notice of Dissolution of Group:

Not applicable.

Item 10 –	Certification:

Not applicable.

CUSIP No. 81724W 10 4	Page 6 of 8 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS IV, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP IV ASSOCIATES, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: January 23, 2008

CUSIP No. 81724W 10 4	Page 7 of 8 Pages

                EXHIBIT 2

AGREEMENT OF

DOMAIN PARTNERS IV, L.P.

AND

DP IV ASSOCIATES, L.P.

PURSUANT TO RULE 13d-1(f)

The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

DOMAIN PARTNERS IV, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP IV ASSOCIATES, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: January 23, 2008

CUSIP No. 81724W 10 4	Page 8 of 8 Pages

EXHIBIT 2

Identification and Classification

       of Members of the Group

Domain Partners IV, L.P. and DP IV Associates, L.P. are filing this statement on Schedule 13G as a group.

Domain Partners IV, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.

DP IV Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.